Condensed Interim Consolidated Balance Sheets
Unaudited (in thousands of U.S. dollars)
	Notes	June 30, 2022	December 31, 2021

Assets
Non-current assets
Rental properties	4	$10,263,424	$7,978,396
Equity-accounted investments in multi-family rental properties	5	232,704	199,285
Equity-accounted investments in Canadian residential developments	6	97,521	98,675
Canadian development properties	7	138,920	133,250
Investments in U.S. residential developments	8	127,757	143,153
Restricted cash		158,347	123,329
Goodwill		29,726	29,726
Deferred income tax assets	10	115,160	96,945
Intangible assets		8,183	9,324
Other assets		93,189	84,749
Derivative financial instruments	15	4,003	363
Total non-current assets		11,268,934	8,897,195

Current assets
Cash		146,463	176,894
Amounts receivable		17,600	41,582
Prepaid expenses and deposits		45,549	32,946
Assets held for sale	3	8,741	—
Total current assets		218,353	251,422
Total assets		$11,487,287	$9,148,617

Liabilities
Non-current liabilities
Long-term debt	13	$4,751,203	$3,662,628
Due to Affiliate	14	254,201	256,362
Derivative financial instruments	15	103,481	230,305
Deferred income tax liabilities	10	592,699	461,689
Limited partners' interests in single-family rental business		1,484,402	947,452
Long-term incentive plan	20	24,889	21,431
Performance fees liability	21	76,901	48,358
Other liabilities		28,945	28,958
Total non-current liabilities		7,316,721	5,657,183

Current liabilities
Amounts payable and accrued liabilities		130,121	102,954
Resident security deposits		65,330	56,785
Dividends payable	17	15,872	15,821
Current portion of long-term debt	13	345,323	254,805
Total current liabilities		556,646	430,365
Total liabilities		7,873,367	6,087,548

Equity
Share capital	18	2,125,887	2,114,783
Contributed surplus		23,704	22,790
Cumulative translation adjustment		18,940	22,842
Retained earnings		1,439,821	893,379
Total shareholders' equity		3,608,352	3,053,794
Non-controlling interest		5,568	7,275
Total equity		3,613,920	3,061,069
Total liabilities and equity		$11,487,287	$9,148,617
The accompanying notes are an integral part of these condensed interim consolidated financial statements.
Approved by the Board of Directors
David Berman                    Michael Knowlton

Condensed Interim Consolidated Statements of Comprehensive Income
Unaudited (in thousands of U.S. dollars, except per share amounts which are in U.S. dollars, unless otherwise indicated)
		For the three months ended		For the six months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021(1)

Revenue from single-family rental properties	11	$155,135	$107,004	$293,923	$206,395
Direct operating expenses		(50,739)	(36,260)	(96,254)	(69,479)
Net operating income from single-family rental properties		104,396	70,744	197,669	136,916

Revenue from private funds and advisory services	12	$20,387	$13,113	$32,798	$22,043

Income from equity-accounted investments in multi-family rental properties	5	18,905	14,272	35,942	13,815
(Loss) income from equity-accounted investments in Canadian residential developments	6	(98)	27	(113)	24
Other income		372	330	3,421	535
Income from investments in U.S. residential developments	8	3,002	8,251	7,307	14,910
Compensation expense	20	(22,737)	(19,272)	(50,989)	(36,292)
Performance fees expense	21	(15,117)	(981)	(27,681)	(1,711)
General and administration expense		(13,905)	(9,270)	(26,780)	(17,673)
Transaction costs		(5,482)	(4,408)	(7,701)	(5,637)
Interest expense	16	(45,864)	(37,396)	(82,718)	(73,471)
Fair value gain on rental properties	4	395,835	254,312	695,407	366,614
Fair value gain on Canadian development properties	7	874	—	874	—
Fair value gain (loss) on derivative financial instruments and other liabilities	15	156,487	(41,475)	127,125	(78,647)
Amortization and depreciation expense		(3,584)	(2,849)	(6,991)	(5,499)
Realized and unrealized foreign exchange gain (loss)		100	(2,710)	39	(2,540)
Net change in fair value of limited partners’ interests in single-family rental business		(112,003)	(49,246)	(204,235)	(75,387)
		356,785	109,585	462,907	99,041
Income before income taxes from continuing operations		$481,568	$193,442	$693,374	$258,000
Income tax (expense) recovery - current	10	(1,104)	(16)	(1,566)	44,457
Income tax expense - deferred	10	(63,604)	(47,104)	(111,491)	(114,231)
Net income from continuing operations		$416,860	$146,322	$580,317	$188,226

Loss before income taxes from discontinued operations		—	—	—	(77,224)
Income tax expense - current		—	—	—	(46,502)
Income tax recovery - deferred		—	—	—	56,164
Net loss from discontinued operations		—	—	—	(67,562)
Net income		$416,860	$146,322	$580,317	$120,664

Attributable to:
Shareholders of Tricon		415,835	145,517	578,182	119,288
Non-controlling interest		1,025	805	2,135	1,376
Net income		$416,860	$146,322	$580,317	$120,664

Other comprehensive income
Items that will be reclassified subsequently to net income
Cumulative translation reserve		(7,488)	1,966	(3,902)	3,961
Comprehensive income for the period		$409,372	$148,288	$576,415	$124,625

Attributable to:
Shareholders of Tricon		408,347	147,483	574,280	123,249
Non-controlling interest		1,025	805	2,135	1,376
Comprehensive income for the period		$409,372	$148,288	$576,415	$124,625

Basic earnings per share attributable to shareholders of Tricon
Continuing operations	19	$1.51	0.73	$2.11	0.95
Discontinued operations	19	—	—	—	(0.34)
Basic earnings per share attributable to shareholders of Tricon		$1.51	$0.73	$2.11	$0.61

Diluted earnings per share attributable to shareholders of Tricon
Continuing operations	19	$0.85	0.72	$1.49	0.94
Discontinued operations	19	—	—	—	(0.34)
Diluted earnings per share attributable to shareholders of Tricon		$0.85	$0.72	$1.49	$0.60

Weighted average shares outstanding - basic	19	274,598,588	199,113,835	274,345,001	197,024,375
Weighted average shares outstanding - diluted	19	311,913,232	200,742,510	311,929,796	198,586,256
(1) Certain comparative figures have been adjusted to conform with the current period presentation. Refer to Note 2 for further details.

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Condensed Interim Consolidated Statements of Changes in Equity
Unaudited (in thousands of U.S. dollars)

	Notes	Share capital	Contributed surplus	Cumulative translation adjustment	Retained earnings	Total shareholders' equity	Non - controlling interest	Total

Balance at January 1, 2022		$2,114,783	$22,790	$22,842	$893,379	$3,053,794	$7,275	$3,061,069

Net income		—	—	—	578,182	578,182	2,135	580,317
Cumulative translation reserve		—	—	(3,902)	—	(3,902)	—	(3,902)
Distributions to non-controlling interest		—	—	—	—	—	(3,842)	(3,842)
Dividends/Dividend reinvestment plan	17	2,556	—	—	(31,740)	(29,184)	—	(29,184)
Stock-based compensation	20	601	1,886	—	—	2,487	—	2,487
Preferred units exchanged	14, 18	8,015	—	—	—	8,015	—	8,015
Shares reserved for restricted share awards	20	(68)	—	—	—	(68)	—	(68)
Tax adjustment for equity issuance costs	10	—	(972)	—	—	(972)	—	(972)
Balance at June 30, 2022		$2,125,887	$23,704	$18,940	$1,439,821	$3,608,352	$5,568	$3,613,920

Balance at January 1, 2021		$1,192,963	$19,738	$23,395	$499,000	$1,735,096	$8,142	$1,743,238

Net income		—	—	—	119,288	119,288	1,376	120,664
Bought deal offering		161,842	—	—	—	161,842	—	161,842
Cumulative translation reserve		—	—	3,961	—	3,961	—	3,961
Distributions to non-controlling interest		—	—	—	—	—	(3,543)	(3,543)
Dividends/Dividend reinvestment plan	17	2,890	—	—	(22,631)	(19,741)	—	(19,741)
Debentures conversion		976	—	—	—	976	—	976
Stock-based compensation	20	957	906	—	—	1,863	—	1,863
Shares reserved for restricted share awards	20	(41)	—	—	—	(41)	—	(41)
Balance at June 30, 2021		$1,359,587	$20,644	$27,356	$595,657	$2,003,244	$5,975	$2,009,219
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Condensed Interim Consolidated Statements of Cash Flows
Unaudited (in thousands of U.S. dollars)
		For the three months ended		For the six months ended
	Notes	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2021

CASH PROVIDED BY (USED IN)
Operating activities
Net income		$416,860	$146,322	$580,317	$120,664
Net loss from discontinued operations		—	—	—	67,562
Adjustments for non-cash items	25	(370,047)	(126,223)	(488,863)	(99,570)
Cash paid for AIP, LTIP and performance fees, net of equity contribution	20, 21	(4,056)	(1,793)	(13,099)	(7,732)
Advances made to investments	5, 6, 8	(10,219)	(15,905)	(14,169)	(19,131)
Distributions received from investments	5, 6, 8	26,154	17,388	38,474	30,088
Changes in non-cash working capital items	25	41,459	23,485	38,350	(31,655)
Net cash provided by operating activities from continuing operations		100,151	43,274	141,010	60,226
Net cash used in operating activities from discontinued operations		—	—	—	(2,593)
Net cash provided by operating activities		$100,151	$43,274	$141,010	$57,633

Investing activities
Acquisition of rental properties	4	(843,001)	(393,763)	(1,462,897)	(557,685)
Capital additions to rental properties	4	(78,511)	(39,055)	(157,779)	(71,314)
Disposition of rental properties	4	21,274	5,066	31,055	8,243
Additions to fixed assets and other non-current assets		(10,550)	(13,648)	(19,311)	(17,933)
Net cash used in investing activities from continuing operations		(910,788)	(441,400)	(1,608,932)	(638,689)
Net cash provided by investing activities from discontinued operations		—	13,958	—	421,269
Net cash used in investing activities		$(910,788)	$(427,442)	$(1,608,932)	$(217,420)

Financing activities
Lease payments		(566)	(550)	(1,259)	(1,173)
Issuance of common shares - net of issuance costs	18	—	160,121	—	160,121
Proceeds from corporate borrowing		98,000	11,000	197,000	71,000
Repayments of corporate borrowing		(49,424)	(16,089)	(68,200)	(83,155)
Proceeds from rental and development properties borrowing		1,541,438	305,690	1,936,935	459,797
Repayments of rental and development properties borrowing		(889,118)	(358,433)	(891,636)	(406,885)
Dividends paid	17	(14,884)	(10,216)	(29,133)	(19,450)
Change in restricted cash		(20,781)	(13,459)	(35,018)	(12,724)
Contributions from limited partners		167,235	98,306	361,023	130,955
Distributions to limited partners		(16,214)	(764)	(28,308)	(2,754)
Distributions to non-controlling interests		(1,647)	(1,397)	(3,842)	(3,543)
Net cash provided by financing activities from continuing operations		814,039	174,209	1,437,562	292,189
Net cash used in financing activities from discontinued operations		—	—	—	(102,849)
Net cash provided by financing activities		$814,039	$174,209	$1,437,562	$189,340

Effect of foreign exchange rate difference on cash		(135)	36	(71)	59

Change in cash during the period		3,267	(209,923)	(30,431)	29,612
Cash - beginning of period		143,196	294,693	176,894	55,158
Cash - end of period		$146,463	$84,770	$146,463	$84,770

Supplementary information
Cash paid on
Income taxes		$825	$—	$872	$—
Interest		$38,143	$31,888	$70,424	$77,218
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

1.    NATURE OF BUSINESS

Tricon Residential Inc. (“Tricon” or the “Company”) is an owner and operator of a growing portfolio of approximately 33,000 single-family rental homes located primarily in the U.S. Sun Belt. The Company also invests in adjacent residential businesses which include multi-family rental properties and residential development assets in the United States and Canada. Through its fully integrated operating platform, the Company earns rental income and ancillary revenue from single-family rental properties, income from its investments in multi-family rental properties and residential developments, as well as fees from managing third-party capital associated with its businesses.

Tricon was incorporated on June 16, 1997 under the Business Corporations Act (Ontario) and its head office is located at 7 St. Thomas Street, Suite 801, Toronto, Ontario, M5S 2B7. The Company is domiciled in Canada. Tricon became a public company in Canada on May 20, 2010 and completed an initial public offering of its common shares in the U.S. on October 12, 2021. The Company’s common shares are traded under the symbol TCN on both the New York Stock Exchange and the Toronto Stock Exchange.

These condensed interim consolidated financial statements were approved for issue on August 9, 2022 by the Board of Directors of Tricon.

2.    BASIS OF PRESENTATION

The following is a summary of the significant accounting policies applied in the preparation of these condensed interim consolidated financial statements.

Basis of preparation and measurement

Preparation of consolidated financial statements

The condensed interim consolidated financial statements are prepared on a going-concern basis and have been presented in U.S. dollars, which is also the Company’s functional currency. All financial information is presented in thousands of U.S. dollars except where otherwise indicated.

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS"), including International Accounting Standard, Interim Financial Reporting ("IAS 34"), on a basis consistent with the accounting policies disclosed in the Company's annual financial statements. They should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2021.

The accounting impact of the Company's businesses and their presentation in the Company's consolidated financial statements are summarized in the table below.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	ACCOUNTING		PRESENTATION
Business segment	Accounting assessment	Accounting methodology	Presentation in Balance Sheet	Presentation in Statement of Income	Presentation of Non-controlling interest
Single-Family Rental
Tricon wholly-owned	Controlled subsidiary	Consolidation	Rental properties	Revenue from single-family rental properties	N/A
SFR JV-1	Controlled subsidiary	Consolidation			Limited partners' interests (Component of liabilities)
SFR JV-HD	Controlled subsidiary	Consolidation
SFR JV-2	Controlled subsidiary	Consolidation

Multi-Family Rental
U.S. multi-family(1)	Controlled subsidiary for the period between January 1, 2021 and March 30, 2021, and joint venture from March 31, 2021	Consolidation between January 1, 2021 and March 30, 2021, and equity method from March 31, 2021	Equity-accounted investments in multi-family rental properties	Net loss from discontinued operations between January 1, 2021 and March 30, 2021 Income from equity-accounted investments in multi-family rental properties from March 31, 2021	N/A
Canadian multi-family: 592 Sherbourne (The Selby)	Investments in associate	Equity method	Equity-accounted investments in multi-family rental properties	Income from equity-accounted investments in multi-family rental properties	N/A

Canadian residential developments
The Shops of Summerhill	Controlled subsidiary	Consolidation	Canadian development properties	Other income	N/A
The James (Scrivener Square)					N/A

57 Spadina (The Taylor)	Investments in associate	Equity method	Equity-accounted investments in Canadian residential developments	Income from equity-accounted investments in Canadian residential developments	N/A
WDL - Block 8 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 20 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Blocks 3/4/7 (Canary Landing)	Joint venture	Equity method			N/A
WDL - Block 10 (Canary Landing)	Joint venture	Equity method			N/A
6~8 Gloucester (The Ivy)	Joint venture	Equity method			N/A
7 Labatt(2)	Joint venture	Equity method			N/A
Queen & Ontario	Joint venture	Equity method			N/A
Symington	Joint venture	Equity method			N/A

U.S. residential developments
THPAS JV-1	Investments in associates	Equity method	Investments in U.S. residential developments	Income from investments in U.S. residential developments	N/A
THPAS Development JV-2	Investments in associates	Equity method			N/A
For-sale housing	Investments in associates	Equity method			N/A

Private Funds and Advisory
Private funds GP entities	Controlled subsidiary	Consolidation	Consolidated	Revenue from private funds and advisory services	N/A
Johnson development management	Controlled subsidiary	Consolidation	Consolidated		Component of equity
(1) On March 31, 2021, the Company sold an 80% ownership interest in its U.S. multi-family rental portfolio.
(2) On November 12, 2021, the Company's joint venture, Labatt Village Holding LP, sold its 80% ownership interest in the 7 Labatt project to the remaining joint venture partner.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Changes to comparative figures

Certain comparative figures have been adjusted to conform with the current period presentation, as shown in the table below. There was no impact on the net income and comprehensive income of the Company as a result of this change in presentation.

(in thousands of U.S. dollars)	As previously reported	Reclassify performance fees expense(1)	Reclassify resident recoveries (2)	As adjusted

For the three months ended June 30, 2021

Revenue from single-family rental properties	$105,921	$—	$1,083	$107,004
Direct operating expenses	(35,177)	—	(1,083)	(36,260)
Compensation expense	(20,253)	981	—	(19,272)
Performance fees expense	—	(981)	—	(981)

(in thousands of U.S. dollars)	As previously reported	Reclassify performance fees expense(1)	Reclassify resident recoveries (2)	As adjusted

For the six months ended June 30, 2021

Revenue from single-family rental properties	$204,395	$—	$2,000	$206,395
Direct operating expenses	(67,479)	—	(2,000)	(69,479)
Compensation expense	(38,003)	1,711	—	(36,292)
Performance fees expense	—	(1,711)	—	(1,711)

(1) The interests of participating senior management in equity interests in certain Investment Vehicles have been reclassified from compensation expense to conform with the current period presentation (Note 21).
(2) Resident recoveries previously recorded as a reduction in direct operating expenses have been reclassified to revenue from single-family rental properties (Note 11).

Accounting standards and interpretations adopted

Effective January 1, 2022, the Company has adopted the amendment to IFRS 3, Business Combinations, when determining what constitutes an asset or a liability in a business combination. This amendment also includes a new exception for certain liabilities and contingent liabilities and clarified that an acquirer should not recognize contingent assets at the acquisition date. The Company also adopted the amendments to IAS 37, Provisions, Contingent Liabilities and Contingent Assets ("IAS 37"), to account for the cost of fulfilling a contract when an onerous contract is established. The adoption of these amendments did not have a significant impact on the Company’s consolidated financial statements.

Accounting standards and interpretations issued but not yet adopted

In January 2020, the International Accounting Standards Board ("IASB") issued amendments to IAS 1, Presentation of Financial Statements ("IAS 1"), to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. In February 2021, the IASB added an IFRS practice statement to IAS 1 and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors ("IAS 8"). The amendments to IAS 1 and IAS 8 are effective for annual reporting periods beginning on or after January 1, 2023.

In May 2021, the IASB issued amendments to IAS 12, Income Taxes ("IAS 12"), to clarify how companies should account for deferred tax on transactions, such as leases and decommissioning obligations. The amendments are effective for annual reporting periods beginning on or after January 1, 2023.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

There are no other standards, interpretations or amendments to existing standards that are not yet effective that are expected to have a material impact on the consolidated financial statements of the Company.

3.    ASSETS HELD FOR SALE

During the current period, the Company launched an official process to dispose of its U.S residential development Bryson MPC Holdings LLC ("Bryson"). On June 27, 2022, the Company obtained a signed commitment from its newly established Investment Vehicle, THPAS Development JV-2 LLC (Note 8), to acquire the Company's interest in Bryson and the sale is expected to close within the next twelve months. Accordingly, the assets and liabilities of Bryson were classified as held for sale as its carrying amount will be recovered principally through the sale transaction. Bryson was measured at the lower of its carrying amount and fair value less costs to sell in accordance with IFRS 5, Non-current assets held for sale and discontinued operations ("IFRS 5") and no adjustments were made to the carrying value.

The table below presents the carrying values of the net assets of the disposal group as of June 30, 2022:

(in thousands of U.S. dollars)	June 30, 2022

Assets held for sale	$21,591
Liabilities held for sale	(12,850)
Net assets held for sale	$8,741

4.    RENTAL PROPERTIES

Management is responsible for fair value measurements included in the financial statements, including Level 3 measurements. The valuation processes and results are reviewed and approved by the Valuation Committee once every quarter, in line with the Company’s quarterly reporting dates. The Valuation Committee consists of individuals who are knowledgeable and have experience in the fair value techniques for the real estate properties held by the Company. The Valuation Committee decides on the appropriate valuation methodologies for new real estate properties and contemplates changes in the valuation methodology for existing real estate holdings. Additionally, the Valuation Committee analyzes the movements in each property’s (or group of properties') value, which involves assessing the validity of the inputs applied in the valuation.

The following table presents the changes in the rental property balances for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$7,978,396	$6,321,918
Acquisitions(1)	1,462,897	1,835,235
Capital expenditures	157,779	198,602
Fair value adjustments(2)	695,407	990,575
Dispositions(3)	(31,055)	(1,367,934)
Balance, end of period	$10,263,424	$7,978,396
(1) The total purchase price includes $1,651 (2021 - $2,720) of capitalized transaction costs in relation to the acquisitions.
(2) Fair value adjustments include realized fair value gains of $2,343 for the six months ended June 30, 2022 and realized fair value gains of $409 for the year ended December 31, 2021 on the single-family rental properties.
(3) Dispositions for the year ended December 31, 2021 reflect the deconsolidation of the $1,333,406 U.S. multi-family rental portfolio on March 31, 2021.

The Company used the following techniques to determine the fair value measurements included in the condensed interim consolidated financial statements categorized under Level 3.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Single-family rental homes

Valuation methodology

The fair value of single-family rental homes is typically determined primarily by using the Home Price Index (“HPI”) methodology and periodically Broker Price Opinions (“BPOs”), as applicable. In addition, homes that were purchased in the last three to six months (or properties purchased in the year that are not yet stabilized) from the reporting date are recorded at their purchase price plus the cost of capital expenditures.

BPOs are quoted by qualified brokers who hold active real estate licenses and have market experience in the locations and segments of the properties being valued. The brokers value each property based on recent comparable sales and active comparable listings in the area, assuming the properties were all renovated to an average standard in their respective areas. The Company typically obtains a BPO when a home is included in a new debt facility.

The HPI methodology is used to update the value, on a quarterly basis, of single-family rental homes that were most recently valued using a BPO as well as single-family rental homes held for more than six months following initial acquisition. The HPI is calculated based on a repeat-sales model using large real estate information databases compiled from public records. The Company uses a weighted twelve-month trailing average HPI change to update the value of its single-family rental homes, with a heavier weight applied to more recent data to incorporate prevailing market conditions. The quarterly HPI change is then applied to the previously recorded fair value of the rental homes. The data used to determine the fair value of the Company’s single-family rental homes is specific to the zip code in which the property is located.

The Company performed a valuation at May 31, 2022 for rental homes acquired prior to April 1, 2022, according to its valuation policy and based on the best information available. HPI growth continued across all markets during the quarter (5.6% net of capital expenditures compared to 5.2% in the same period in the prior year). There were 2,484 homes valued using the BPO method during the quarter. The combination of the HPI and BPO methodologies resulted in a fair value gain of $395,835 and $695,407 for the three and six months ended June 30, 2022, respectively (2021 - $254,312 and $366,614). Management has assessed the impact of any market changes that occurred subsequent to the date of the valuation and has determined that there were no material changes to the values as at June 30, 2022.

Sensitivity

The weighted average of the quarterly HPI change was 5.6% (2021 - 5.2%). If the change in the quarterly HPI increased or decreased by 0.5%, the impact on the single-family rental property balance at June 30, 2022 would be $36,938 and ($36,938), respectively (2021 - $23,582 and ($23,582)).

5.    EQUITY-ACCOUNTED INVESTMENTS IN MULTI-FAMILY RENTAL PROPERTIES

The Company’s equity-accounted investments in multi-family rental properties include a joint venture arrangement that operates 23 properties in the U.S. Sun Belt markets, effective as of March 31, 2021, as well as an investment in associate ("592 Sherbourne LP", operating as "The Selby"), a multi-family rental property in Toronto, over which it has significant influence.

These arrangements are accounted for under the equity method.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following table presents the change in the balance of equity-accounted investments in multi-family rental properties for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$199,285	$19,913
Initial recognition of equity-accounted investment in U.S. multi-family rental properties	—	107,895
Advances	—	453
Distributions	(2,181)	(4,428)
Income from equity-accounted investments in multi-family rental properties	35,942	75,333
Translation adjustment	(342)	119
Balance, end of period	$232,704	$199,285

6.    EQUITY-ACCOUNTED INVESTMENTS IN CANADIAN RESIDENTIAL DEVELOPMENTS

The Company has entered into certain arrangements in the form of jointly controlled entities and investments in associates for various Canadian multi-family rental developments. Joint ventures represent development properties held in partnership with third parties where decisions relating to the relevant activities of the joint venture require the unanimous consent of the partners. These arrangements are accounted for under the equity method.

The following table presents the change in the balance of equity-accounted investments in Canadian residential developments for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$98,675	$74,955
Advances(1)	11,022	30,089
Distributions(2)	(10,443)	(14,772)
(Loss) income from equity-accounted investments in Canadian residential developments	(113)	8,200
Translation adjustment	(1,620)	203
Balance, end of period	$97,521	$98,675
(1) On February 22, 2022, the Company entered into a new joint venture investment, Symington LP. As at June 30, 2022, Tricon's share of the net assets of Symington LP was $1,239 and no income was earned by the joint venture during the six months ended June 30, 2022.
(2) On April 12, 2022, the Company divested two-thirds of its original 30% equity ownership interest in Queen & Ontario to its institutional partner.

7.     CANADIAN DEVELOPMENT PROPERTIES

The Company's Canadian development properties include one development project (The James) and an adjacent commercial property (The Shops of Summerhill) in Toronto. The following table presents the changes in the Canadian development properties balance for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$133,250	$110,018
Development expenditures	7,064	12,748
Fair value adjustments	874	10,098
Translation adjustment	(2,268)	386
Balance, end of period	$138,920	$133,250

The Company earned $372 and $668 of commercial rental income from The Shops of Summerhill for the three and six months ended June 30, 2022, respectively (2021 - $330 and $535), which is classified as other income.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

8.    INVESTMENTS IN U.S. RESIDENTIAL DEVELOPMENTS

The Company makes investments in U.S. residential developments via equity investments and loan advances. Advances made to investments are added to the carrying value when paid; distributions from investments are deducted from the carrying value when received.

The following table presents the changes in the investments in U.S. residential developments for the six months ended June 30, 2022 and the year ended December 31, 2021.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Opening balance	$143,153	$164,842
Advances	3,147	6,706
Distributions	(25,850)	(55,744)
Derecognition of investment in U.S. residential developments	—	(4,377)
Income from investments in U.S. residential developments(1)	7,307	31,726
Balance, end of period(2)	$127,757	$143,153

Internal debt instruments	$1,560	$8,629
Equity	126,197	134,524
Total investments in U.S. residential developments	$127,757	$143,153
(1) There were no realized gains or losses included in the income from investments in U.S. residential developments for the six months ended June 30, 2022 (2021 - nil).
(2) On June 13, 2022, the Company formed and entered into a new Investment Vehicle, THPAS Development JV-2 LLC. As at June 30, 2022, Tricon's share of the net assets of THPAS Development JV-2 LLC was nil and no income was earned during the six months ended June 30, 2022.

Valuation methodology

The investments are measured at fair value as determined by the Company’s proportionate share of the fair value of each Investment Vehicle’s net assets at each measurement date. The fair value of each Investment Vehicle’s net assets is determined by the waterfall distribution calculations specified in the relevant governing agreements. The inputs into the waterfall distribution calculations include the fair values of the land development and homebuilding projects and working capital held by the Investment Vehicles. The fair values of the land development and homebuilding projects are based on appraisals prepared by external third-party valuators or on internal valuations using comparable methodologies and assumptions.

The residential real estate development business involves significant risks that could adversely affect the fair value of Tricon's investments in for-sale housing, especially in times of economic uncertainty. Quantitative information about fair value measurements of the investments uses the following significant unobservable inputs (Level 3):

		June 30, 2022		December 31, 2021
Valuation technique(s)	Significant unobservable input	Range of inputs	Weighted average of inputs	Range of inputs	Weighted average of inputs	Other inputs and key information

Net asset value, determined using discounted cash flow Waterfall distribution model	a) Discount rate (1) b) Future cash flow c) Appraised value	8.0 - 20.0%	15.9%	8.0 - 20.0%	16.6%	Entitlement risk, sales risk and construction risk are taken into account in determining the discount rate.

Price per acre of land, timing of project funding requirements and distributions.

Estimated probability of default.
		1 - 10 years	6.0 years	1 - 9 years	6.1 years
(1) Generally, an increase in future cash flow will result in an increase in the fair value of debt instruments and fund equity investments. An increase in the discount rate will result in a decrease in the fair value of debt instruments and fund equity investments. The same percentage change in the discount rate will result in a greater change in fair value than the same absolute percentage change in future cash flow.

Sensitivity

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

For those investments valued using discounted cash flows, an increase of 2.5% in the discount rate results in a decrease in fair value of $9,268 and a decrease of 2.5% in the discount rate results in an increase in fair value of $10,653 (December 31, 2021 - ($10,647) and $11,935, respectively).

9.     FAIR VALUE ESTIMATION

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Company takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these condensed interim consolidated financial statements is determined on this basis, unless otherwise noted.

Inputs to fair value measurement techniques are disaggregated into three hierarchical levels, which are based on the degree to which inputs to fair value measurement techniques are observable by market participants:

•Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

•Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

•Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

Fair value measurements are adopted by the Company to calculate the carrying amounts of various assets and liabilities.

Acquisition costs, other than those related to financial instruments classified as FVTPL which are expensed as incurred, are capitalized to the carrying amount of the instrument and amortized using the effective interest method.

The following table provides information about assets and liabilities measured at fair value on the balance sheet and categorized by level according to the significance of the inputs used in making the measurements:

	June 30, 2022			December 31, 2021
(in thousands of U.S. dollars)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Rental properties (Note 4)	$—	$—	$10,263,424	$—	$—	$7,978,396
Canadian development properties (Note 7)	—	—	138,920	—	—	133,250
Investments in U.S. residential developments (Note 8)	—	—	127,757	—	—	143,153
Derivative financial instruments (Note 15)	—	4,003	—	—	363	—
	$—	$4,003	$10,530,101	$—	$363	$8,254,799
Liabilities
Derivative financial instruments (Note 15)	$—	$103,481	$—	$—	$230,305	$—
Limited partners' interests in single-family rental business	—	—	1,484,402	—	—	947,452
	$—	$103,481	$1,484,402	$—	$230,305	$947,452

There have been no transfers between levels for the six months ended June 30, 2022.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Cash, restricted cash, amounts receivable, amounts payable and accrued liabilities, lease liabilities (included in other liabilities), resident security deposits and dividends payable are measured at amortized cost, which approximates fair value because they are short-term in nature.

10.    INCOME TAXES

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021
Income tax (expense) recovery - current	$(1,104)	$(16)	$(1,566)	$44,457
Income tax expense - deferred	(63,604)	(47,104)	(111,491)	(114,231)
Income tax expense from continuing operations	$(64,708)	$(47,120)	$(113,057)	$(69,774)

Income tax expense from discontinued operations - current	—	—	$—	$(46,502)
Income tax recovery from discontinued operations - deferred	—	—	—	56,164
Income tax recovery from discontinued operations	$—	$—	$—	$9,662

The expected realization of deferred income tax assets and deferred income tax liabilities is as follows:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Deferred income tax assets
Deferred income tax assets to be recovered after more than 12 months	$115,160	$96,945
Deferred income tax assets to be recovered within 12 months	—	—
Total deferred income tax assets	$115,160	$96,945

Deferred income tax liabilities
Deferred income tax liabilities reversing after more than 12 months	$592,699	$461,689
Deferred income tax liabilities reversing within 12 months	—	—
Total deferred income tax liabilities	$592,699	$461,689

Net deferred income tax liabilities	$477,539	$364,744

The movement of the deferred income tax accounts was as follows:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Change in net deferred income tax liabilities
Net deferred income tax liabilities, beginning of period	$364,744	$195,627
Charge to the statement of comprehensive income	111,491	178,319
Charge (credit) to equity	972	(9,173)
Other	332	(29)
Net deferred income tax liabilities, end of period	$477,539	$364,744

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The tax effects of the significant components of temporary differences giving rise to the Company’s deferred income tax assets and liabilities were as follows:

(in thousands of U.S. dollars)	Investments	Long-term incentive plan accrual	Performance fees liability	Issuance costs	Net operating losses	Other	Total
Deferred income tax assets
At December 31, 2021	$10,731	$8,658	$10,681	$12,912	$46,997	$6,966	$96,945
Addition / (Reversal)	3,271	(1,134)	6,235	(2,609)	14,014	(1,562)	18,215
At June 30, 2022	$14,002	$7,524	$16,916	$10,303	$61,011	$5,404	$115,160

(in thousands of U.S. dollars)				Rental properties	Deferred placement fees	Other	Total
Deferred income tax liabilities
At December 31, 2021				$461,062	$—	$627	$461,689
Addition / (Reversal)				131,079	558	(627)	131,010
At June 30, 2022				$592,141	$558	$—	$592,699

The Company believes it will have sufficient future income to realize the deferred income tax assets.

11.     REVENUE FROM SINGLE-FAMILY RENTAL PROPERTIES

The components of the Company's revenue from single-family rental properties are as follows:

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Base rent	$127,736	$87,589	$241,459	$170,462
Other revenue(1)(2)	9,997	5,809	18,850	10,379
Non-lease component	17,402	13,606	33,614	25,554
Total revenue from single-family rental properties(2)	$155,135	$107,004	$293,923	$206,395
(1) Other revenue includes revenue earned on ancillary services and amenities as well as lease administrative fees.
(2) The comparative periods have been reclassified to conform with the current period presentation. Resident recoveries of $1,083 and $2,000 for the three and six months ended June 30, 2021, respectively, which were previously recorded as a reduction in direct operating expenses, have been reclassified to other revenue from single-family rental properties.

12.    REVENUE FROM PRIVATE FUNDS AND ADVISORY SERVICES

The components of the Company’s revenue from private funds and advisory services are described in the table below. Intercompany revenues and expenses between the Company and its subsidiaries, such as property management fees, are eliminated upon consolidation. Under certain arrangements, asset-based fees that are earned from third-party investors in Tricon's subsidiary entities are billed directly to those investors and are therefore not recognized in the accounts of the applicable subsidiary. These amounts are included in the asset management fees revenue recognized in the statements of comprehensive income.

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Asset management fees	$3,075	$3,509	$6,202	$6,107
Performance fees	8,344	3,881	9,087	4,573
Development fees	6,156	5,547	12,018	11,011
Property management fees	2,812	176	5,491	352
Total revenue from private funds and advisory services	$20,387	$13,113	$32,798	$22,043

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

13.    DEBT

The following table presents a summary of the Company's outstanding debt as at June 30, 2022:

		June 30, 2022
(in thousands of U.S. dollars)	Maturity dates	Coupon/stated interest rates	Interest rate floor		Interest rate cap		Effective interest rates(1)	Extension options(2)	Total facility	Outstanding balance

Term loan(3)	October 2022	LIBOR+2.00%	0.50	% LIBOR	2.50	% LIBOR	2.62%	N/A	$218,208	$218,208
SFR JV-HD subscription facility(4)	May 2023	SOFR+2.00%	0.15	% SOFR	N/A		2.56%	one year	150,000	115,000
SFR JV-2 subscription facility(5)	July 2023	SOFR+2.00%	0.15	% SOFR	N/A		2.56%	one year	500,000	485,000
Securitization debt 2017-2(3)	January 2024	3.68%	N/A		N/A		3.68%	N/A	354,590	354,590
SFR JV-HD warehouse credit facility	May 2024	LIBOR+1.90%	0.15	% LIBOR	2.60	% LIBOR	2.52%	one year	375,000	273,084
SFR JV-2 warehouse credit facility(6)	July 2024	SOFR+1.99%	0.10	% SOFR	3.25	% SOFR	2.55%	one year	700,000	699,994
Warehouse credit facility 2022(7)	January 2025	SOFR+1.85%	0.15	% SOFR	3.25	% SOFR	2.40%	one year	50,000	—
Securitization debt 2018-1(3)	May 2025	3.96%	N/A		N/A		3.96%	N/A	307,571	307,571
SFR JV-1 securitization debt 2019-1(3)	March 2026	3.12%	N/A		N/A		3.12%	N/A	332,454	332,454
SFR JV-1 securitization debt 2020-1(3)	July 2026	2.43%	N/A		N/A		2.43%	N/A	552,882	552,882
SFR JV-1 securitization debt 2021-1(3)	July 2026	2.57%	N/A		N/A		2.57%	N/A	683,229	683,229
SFR JV-2 securitization debt 2022-1(3),(8)	April 2027	4.32%	N/A		N/A		4.32%	N/A	530,387	530,387
Securitization debt 2020-2(3)	November 2027	1.94%	N/A		N/A		1.94%	N/A	431,901	431,901
Single-family rental properties borrowings							2.88%		5,186,222	4,984,300

Mortgage(9)	September 2022	3.67%	N/A		N/A		3.67%	N/A	11,713	11,713
Construction facility(10)	TBD	Prime+1.25%	N/A		N/A		TBD	one year	184,069	—
Canadian development properties borrowings							3.67%		195,782	11,713

Corporate credit facility(11)	June 2024	LIBOR+2.75%	N/A		N/A		3.45%	N/A	500,000	129,000
Corporate office mortgages	November 2024	4.25%	N/A		N/A		4.30%	N/A	13,538	13,538
Corporate borrowings							3.53%		513,538	142,538
										$5,138,551
Transaction costs (net of amortization)										(41,153)
Debt discount (net of amortization)										(872)
Total debt							2.90%		$5,895,542	$5,096,526

Current portion of long-term debt(2)										$345,323
Long-term debt										$4,751,203

Fixed-rate debt - principal value							3.08%			$3,218,265
Floating-rate debt - principal value							2.62%			$1,920,286
(1) The effective interest rate is determined using the average of the applicable reference rates for the six months ended June 30, 2022.
(2) The Company has the ability to extend the maturity of the loans where an extension option exists and intends to exercise such options wherever available. The current portion of long-term debt reflects the balance after the Company's extension options have been exercised.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(3) The term loan and securitization debt are secured, directly and indirectly, by approximately 22,800 single-family rental homes.
(4) On March 23, 2022, SFR JV-HD amended the subscription facility agreement to increase the commitment value to $150,000 and transition to Term Secured Overnight Financing Rate ("SOFR") as the reference rate. The maturity date and extension option of the facility remained unchanged.
(5) On March 9, 2022, SFR JV-2 amended the subscription facility agreement to increase the commitment value to $500,000 and transition to Term SOFR as the reference rate. The maturity date and extension option of the facility remained unchanged.
(6) On March 8, 2022, SFR JV-2 amended the warehouse facility agreement to increase the commitment value to $700,000, transition to Term SOFR as the reference rate and lower the interest rate floor to 0.10% of SOFR. The maturity date and extension option of the facility remained unchanged.
(7) On January 22, 2022, the Company entered into a new warehouse credit facility agreement with a commitment value of $50,000 and a one-year extension option. The Company has not drawn on this facility as at June 30, 2022.
(8) On April 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of six classes of fixed-rate pass-through certificates with a face amount of $530,387, a weighted average coupon of 4.32% (including servicing fees) and a term to maturity of five years, secured indirectly by a pool of 2,484 single-family rental homes. The transaction proceeds were used to refinance existing short-term SFR JV-2 debt and net proceeds of $29,900 were returned to SFR JV-2 to fund future acquisitions of rental properties.
(9) The mortgage is secured by The Shops of Summerhill.
(10) The construction facility is secured by the land under development at The James (Scrivener Square). As at June 30, 2022, no draws have been made on the construction facility.
(11) The Company has provided a general security agreement creating a first priority security interest on the assets of the Company, excluding, among other things, single-family rental homes, multi-family rental properties and interests in for-sale housing. As part of the corporate credit facility, the Company has designated $15,000 to issue letters of credit as security against contingent obligations related to its Canadian multi-family developments. As at June 30, 2022, the letters of credit outstanding totaled $6,684 (C$8,613).

The Company was in compliance with the covenants and other undertakings outlined in all loan agreements.

The scheduled principal repayments and debt maturities are as follows, reflecting the maturity dates after all extensions have been exercised:

(in thousands of U.S. dollars)	Single-family rental borrowings	Canadian development properties borrowings	Corporate borrowings	Total

2022	$218,208	$11,713	$196	$230,117
2023	600,000	—	411	600,411
2024	354,590	—	141,931	496,521
2025	1,280,649	—	—	1,280,649
2026	1,568,565	—	—	1,568,565
2027 and thereafter	962,288	—	—	962,288
	4,984,300	11,713	142,538	5,138,551
Transaction costs (net of amortization)				(41,153)
Debt discount (net of amortization)				(872)
Total debt				$5,096,526

Fair value of debt

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The table below presents the fair value and the carrying value (net of unamortized deferred financing fees and debt discount) of the fixed-rate loans as at June 30, 2022.

	June 30, 2022
(in thousands of U.S. dollars)	Fair value	Carrying value

Securitization debt 2017-2	$351,234	$354,130
Securitization debt 2018-1	303,756	307,159
SFR JV-1 securitization debt 2019-1	319,400	327,750
SFR JV-1 securitization debt 2020-1	518,089	545,838
SFR JV-1 securitization debt 2021-1	634,515	674,053
SFR JV-2 securitization debt 2022-1	517,839	522,339
Securitization debt 2020-2	388,440	425,894
Mortgage	11,705	11,711
Corporate office mortgages	13,293	13,538
Total	$3,058,271	$3,182,412

The carrying value of variable term loans approximates their fair value, since their variable interest terms are indicative of prevailing market prices.

14.    DUE TO AFFILIATE

Structured entity – Tricon PIPE LLC (the “Affiliate”)

Tricon PIPE LLC (the “Affiliate” or “LLC”) was incorporated on August 7, 2020 for the purpose of raising third-party capital through the issuance of preferred units for an aggregate amount of $300,000. The Company has a 100% voting interest in this Affiliate; however, the Company does not consolidate this structured entity.

During the six months ended June 30, 2022, 4,675 preferred units were exchanged for 554,832 common shares of the Company at $8.50 per share. The exchange reduced the Affiliate's preferred unit liability and the Company's associated promissory note owed to the Affiliate by $4,675. As at June 30, 2022, the Affiliate has a preferred unit liability of $295,325 (December 31, 2021 - $300,000) and a promissory note receivable from Tricon of $295,325 (December 31, 2021 - $300,000).

During the six months ended June 30, 2022, the Affiliate earned interest income of $8,532 (2021 - $8,625) from the Company and recognized dividends declared of $8,532 (2021 - $8,625).

The Company’s obligation with respect to its involvement with the structured entity is equal to the cash flows under the promissory note payable. The Company has not recognized any income or losses in connection with its interest in this unconsolidated structured entity in the six months ended June 30, 2022 (2021 - nil).

Promissory note – between Tricon entities

The promissory note payable to Tricon PIPE LLC (“Promissory Note” or “Due to Affiliate”) recognized on the condensed interim consolidated balance sheets was calculated as follows:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Principal amount outstanding	$295,325	$300,000
Less: Discount and transaction costs (net of amortization)	(41,124)	(43,638)
Due to Affiliate	$254,201	$256,362

The fair value of the Promissory Note was $208,241 as of June 30, 2022 (December 31, 2021 - $283,150). The difference between the amortized cost and the implied fair value is a result of the difference between the effective interest rate and the market interest rate for debt with similar terms.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

15.    DERIVATIVE FINANCIAL INSTRUMENTS

The Promissory Note contains a mandatory prepayment option that is intermingled with other options in connection with the preferred units issued by Tricon PIPE LLC (including exchange and redemption rights), as exercising the mandatory prepayment option effectively terminates the other options. Although the exchange and redemption rights exist at the Affiliate level, the Affiliate is unable to issue the common shares of the Company upon exercise of one or all of the rights by either party. As a result, such options, in essence, were deemed to be written by the Company and are treated as a single combined financial derivative instrument for valuation purposes in accordance with IFRS 9, Financial Instruments: Recognition and Measurement. The option pricing model for the derivative uses market-based inputs, including the spot price of the underlying equity, implied volatility of the equity and USD/CAD foreign exchange rates, risk-free rates from the U.S. dollar swap curves and dividend yields related to the underlying equity. The valuation of the derivative assumes a 9.75-year expected life of the investment horizon of the unitholders.

Quantitative information about fair value measurements (Level 2) using significant observable inputs other than quoted prices included in Level 1 is as follows:

Due to Affiliate	June 30, 2022	December 31, 2021
Risk-free rate (1)	3.13%	1.25%
Implied volatility (2)	33.62%	25.32%
Dividend yield (3)	2.29%	1.52%
(1) Risk-free rates were from the U.S. dollar swap curves matching the expected maturity of the Due to Affiliate.
(2) Implied volatility was computed from the trading volatility of the Company's stock over a comparable term to maturity and the volatility of USD/CAD exchange rates.
(3) Dividend yields were from the forecast dividend yields matching the expected maturity of the Due to Affiliate.

The Company also has other types of derivative financial instruments that consist of interest rate caps on the Company’s floating-rate debt and are classified and measured at FVTPL. Interest rate caps are valued using model calibration. Inputs to the valuation model are determined from observable market data wherever possible, including market volatility and interest rates.

The values attributed to the derivative financial instruments are shown below:

	Conversion/redemption options(1)	Exchange/prepayment options(2)	Interest rate caps(2)	Total
(in thousands of U.S. dollars)

For the six months ended June 30, 2022
Derivative financial (liabilities) assets, beginning of period	$—	$(230,305)	$363	$(229,942)
Derivative financial instruments exchanged into common shares of the Company	—	3,299	—	3,299
Addition of interest rate caps	—	—	40	40
Fair value gain	—	123,525	3,600	127,125
Derivative financial instruments - end of period	$—	$(103,481)	$4,003	$(99,478)

For the year ended December 31, 2021
Derivative financial assets (liabilities), beginning of year	$841	$(45,494)	$—	$(44,653)
Derivative financial instruments converted into common shares of the Company	34,398	—	—	34,398
Addition of interest rate caps	—	—	490	490
Fair value loss	(35,239)	(184,811)	(127)	(220,177)
Derivative financial instruments - end of year	$—	$(230,305)	$363	$(229,942)
(1) The conversion/redemption options represented features of the Company's convertible debentures which were redeemed in full on September 9, 2021.
(2) As at June 30, 2022, the interest rate caps are presented as an asset of $4,003 and the exchange and prepayment features related to Due to Affiliate are presented as a liability of $103,481.

For the six months ended June 30, 2022, there was a fair value gain on the Due to Affiliate of $123,525. The fair value gain on the derivatives was primarily driven by an increase in the risk-free interest rate and a decrease in

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Tricon's share price, on a USD-converted basis, which served to decrease the probability of exchange of the preferred units of Tricon PIPE LLC into Tricon common shares.

16.    INTEREST EXPENSE

Interest expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Term loan	$1,570	$2,344	$3,003	$4,762
SFR JV-HD subscription facility	858	90	1,384	90
SFR JV-2 subscription facility	2,947	—	5,131	—
Securitization debt 2017-2	3,284	3,341	6,590	6,689
SFR JV-HD warehouse credit facility	1,613	166	2,428	166
SFR JV-2 warehouse credit facility	3,974	—	7,267	—
Warehouse credit facility 2022	62	—	108	—
Securitization debt 2018-1	3,076	3,109	6,169	6,219
SFR JV-1 securitization debt 2019-1	2,611	2,594	5,222	5,190
SFR JV-1 securitization debt 2020-1	3,385	3,367	6,770	6,734
SFR JV-1 securitization debt 2021-1	4,410	—	8,828	—
Warehouse credit facility(1)	—	153	—	305
SFR JV-2 securitization debt 2022-1	5,363	—	5,363	—
Securitization debt 2020-2	2,129	2,151	4,271	4,303
Securitization debt 2017-1(1)	—	4,142	—	8,289
SFR JV-1 subscription facility(1)	—	385	—	1,026
SFR JV-1 warehouse credit facility(1)	—	2,845	—	4,280
Term loan 2(1)	—	573	—	1,191
Single-family rental interest expense	35,282	25,260	62,534	49,244

Mortgage	109	117	218	230
Canadian development properties interest expense(2)	109	117	218	230

Corporate credit facility	1,512	734	2,565	1,820
Corporate office mortgages	112	120	224	235
Corporate interest expense	1,624	854	2,789	2,055

Amortization of financing costs	3,139	2,203	5,749	4,251
Amortization of debt discounts	1,176	1,926	2,332	3,792
Debentures interest(3)	—	2,477	—	4,928
Interest on Due to Affiliate	4,246	4,312	8,532	8,625
Interest on lease obligation	288	247	564	346
Total interest expense	$45,864	$37,396	$82,718	$73,471
(1) These facilities were fully repaid in 2021.
(2) Canadian development properties capitalized $437 and $646 of interest for the three and six months ended June 30, 2022, respectively (2021 - $656 and $1,164).
(3) The outstanding balance of convertible debentures was redeemed in full on September 9, 2021.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

17.    DIVIDENDS

(in thousands of U.S. dollars, except per share amounts)
Date of declaration	Record date	Payment date	Common shares issued	Dividend amount per share(1)	Total dividend amount(1)	Dividend reinvestment plan ("DRIP")(2)

March 1, 2022	March 31, 2022	April 18, 2022	273,584,673	$0.058	$15,868	$984
May 10, 2022	June 30, 2022	July 15, 2022	273,653,385	0.058	15,872	967
					$31,740	$1,951

March 2, 2021	March 31, 2021	April 15, 2021	193,856,464	$0.056	$10,792	$1,483
May 11, 2021	June 30, 2021	July 15, 2021	209,618,719	0.056	11,839	1,623
August 10, 2021	September 30, 2021	October 15, 2021	226,122,875	0.055	12,424	1,161
November 8, 2021	December 31, 2021	January 17, 2022	272,773,225	0.058	15,821	1,572
					$50,876	$5,839
(1) Dividends are issued and paid in U.S. dollars. Prior to November 8, 2021, dividends noted above were declared and paid in Canadian dollars in the amount of C$0.07; for reporting purposes, amounts recorded in equity were translated to U.S. dollars using the daily exchange rate on the applicable dividend record date.
(2) Prior to November 8, 2021, dividends reinvested are translated to U.S. dollars using the daily exchange rate on the date common shares are issued.

The Company has a Dividend Reinvestment Plan (“DRIP”) under which eligible shareholders may elect to have their cash dividends automatically reinvested into additional common shares. These additional shares are issued from treasury (or purchased in the open market) at a discount, in the case of treasury issuances, of up to 5% of the Average Market Price, as defined under the DRIP, of the common shares as of the dividend payment date. If common shares are purchased in the open market, they are priced at the average weighted cost to the Company of the shares purchased.

Brokerage, commissions and service fees are not charged to shareholders for purchases or withdrawals of the Company’s shares under the DRIP, and all DRIP administrative costs are assumed by the Company.

For the six months ended June 30, 2022, 169,303 common shares were issued under the DRIP (2021 - 304,808) for a total amount of $2,556 (2021 - $2,890).

18.    SHARE CAPITAL

The Company is authorized to issue an unlimited number of common shares. The common shares of the Company do not have par value.

As of June 30, 2022, there were 273,653,385 common shares issued by the Company (December 31, 2021 - 272,773,225), of which 273,051,643 were outstanding (December 31, 2021 - 272,176,046) and 601,742 were reserved to settle restricted share awards in accordance with the Company's Restricted Share Plan (December 31, 2021 - 597,179) (Note 20).

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

	June 30, 2022		December 31, 2021
(in thousands of U.S. dollars)	Number of shares issued (repurchased)	Share capital	Number of shares issued (repurchased)	Share capital

Beginning balance	272,176,046	$2,114,783	193,175,802	$1,192,963
Bought deal offering	—	—	15,480,725	161,842
Debentures conversion	—	—	16,449,980	206,798
U.S. initial public offering and private placement	—	—	46,248,746	547,605
Shares issued under DRIP (1)	169,303	2,556	531,667	5,674
Stock-based compensation exercised (2)	156,025	601	517,192	2,957
Preferred units exchanged (Note 14)	554,832	8,015	—	—
Shares repurchased and reserved for restricted share awards (3)	(4,563)	(68)	(228,066)	(3,056)
Ending balance	273,051,643	$2,125,887	272,176,046	$2,114,783
(1) In the first six months of 2022, 169,303 common shares were issued under the DRIP at an average price of $15.10 per share.
(2) In the first six months of 2022, 156,025 common shares were issued upon the exercise of 229,775 vested deferred share units (DSUs) and 8,334 vested stock options.
(3) In the first six months of 2022, 4,563 common shares were reserved at $14.90 per share in accordance with the DRIP with respect to restricted share awards granted in prior years.

19.    EARNINGS PER SHARE

Basic

Basic earnings per share is calculated by dividing net income attributable to shareholders of Tricon by the sum of the weighted average number of shares outstanding and vested deferred share units during the period.

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	2022	2021

Net income from continuing operations	$416,860	146,322	$580,317	$188,226
Non-controlling interest	1,025	805	2,135	1,376
Net income attributable to shareholders of Tricon from continuing operations	415,835	145,517	578,182	186,850
Net loss attributable to shareholders of Tricon from discontinued operations	—	—	—	(67,562)
Net income attributable to shareholders of Tricon	$415,835	$145,517	$578,182	$119,288

Weighted average number of common shares outstanding	273,038,745	197,562,437	272,785,158	195,472,977
Adjustments for vested units	1,559,843	1,551,398	1,559,843	1,551,398
Weighted average number of common shares outstanding for basic earnings per share	274,598,588	199,113,835	274,345,001	197,024,375

Basic earnings per share
Continuing operations	$1.51	$0.73	$2.11	$0.95
Discontinued operations	—	—	—	(0.34)
Basic earnings per share	$1.51	$0.73	$2.11	$0.61

Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares. The Company has four categories of potentially dilutive shares: stock options (Note 20), restricted shares (Note 18), deferred share units (Note 20) and the preferred units issued by the Affiliate that are exchangeable into the common shares of the Company (Note 14). For the six months ended June 30, 2021, the Company also had convertible debentures outstanding which were potentially dilutive. For the stock options, the number of dilutive shares is based on the number of shares that could have been acquired at fair value with the assumed proceeds, if any, from their exercise (determined using the average market price of the

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Company’s shares for the period then ended). For restricted shares and deferred share units, the number of dilutive shares is equal to the total number of unvested restricted shares and deferred share units. For the convertible debentures and exchangeable preferred units, the number of dilutive shares is based on the number of common shares into which the elected amount would then be convertible or exchangeable. The number of shares calculated as described above is comparable to the number of shares that would have been issued assuming the vesting of the stock compensation arrangement, the conversion of debentures and the exchange of preferred units.

Stock options, restricted shares and deferred share units

For the three months ended June 30, 2022, the Company’s stock compensation plans resulted in 2,570,526 dilutive share units (2021 - 1,628,675), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price of $12.85 (C$16.31) for the period. Restricted shares and deferred share units are always considered dilutive, as there is no price to the holder associated with receiving or exercising their entitlement, respectively.

For the six months ended June 30, 2022, the Company’s stock compensation plans resulted in 2,673,550 dilutive share units (2021 - 1,561,881), given that it would be advantageous to the holders to exercise their associated rights to acquire common shares, as the exercise prices of these potential shares are below the Company's average market share price of $14.05 (C$17.80) for the period.

Preferred units issued by the Affiliate

For the three and six months ended June 30, 2022, the impact of exchangeable preferred units of Tricon PIPE LLC (Note 14) was dilutive, as the associated interest expense, net of tax, and the fair value gain on derivative financial instruments would result in decreased earnings per share upon the exchange of the underlying preferred units. Therefore, in computing the diluted weighted average common shares outstanding and the associated earnings per share amounts for the three and six months ended June 30, 2022, the impact of the preferred units was included (2021 - excluded).

(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)
	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars, except per share amounts which are in U.S. dollars)	2022	2021	2022	2021

Net income attributable to shareholders of Tricon from continuing operations	$415,835	$145,517	$578,182	$186,850
Adjustment for preferred units interest expense - net of tax	4,581	—	9,168	—
Fair value gain on derivative financial instruments and other liabilities	(154,877)	—	(123,525)	—
Adjusted net income attributable to shareholders of Tricon from continuing operations	265,539	145,517	463,825	186,850
Net loss attributable to shareholders of Tricon from discontinued operations	—	—	—	(67,562)
Adjusted net income attributable to shareholders of Tricon	$265,539	$145,517	$463,825	$119,288

Weighted average number of common shares outstanding	274,598,588	199,113,835	274,345,001	197,024,375
Adjustments for stock compensation	2,570,526	1,628,675	2,673,550	1,561,881
Adjustments for preferred units	34,744,118	—	34,911,245	—
Weighted average number of common shares outstanding for diluted earnings per share	311,913,232	200,742,510	311,929,796	198,586,256

Diluted earnings per share
Continuing operations	$0.85	$0.72	$1.49	$0.94
Discontinued operations(1)	—	—	—	(0.34)
Diluted earnings per share(2)	$0.85	$0.72	$1.49	$0.60

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(1) For the six months ended June 30, 2021, diluted loss per share from discontinued operations was calculated based on 197,024,375 weighted average number of common shares outstanding. The 1,561,881 units of adjustments for stock compensation were anti-dilutive, as their inclusion would result in a lower diluted loss per share from discontinued operations.
(2) For the three and six months ended June 30, 2021, the Company’s convertible debentures were anti-dilutive, as debentures interest expense and loss on debt extinguishment, net of tax, and the fair value loss on derivative financial instruments would result in increased earnings per share upon conversion. Therefore, in computing the diluted weighted average shares outstanding and the associated earnings per share amounts for the six months ended June 30, 2021, the impact of the convertible debentures was excluded. The convertible debentures were redeemed in full on September 9, 2021.

20.    COMPENSATION EXPENSE

Compensation expense is comprised of the following:

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Salaries and benefits	$13,845	$9,750	$27,869	$19,567
Annual incentive plan ("AIP")	4,701	5,326	14,832	11,922
Long-term incentive plan ("LTIP")(1)	4,191	4,196	8,288	4,803
Total compensation expense(1)	$22,737	$19,272	$50,989	$36,292
(1) Comparative figures have been adjusted to conform with the current period presentation (Note 2).

The changes to the balances of the various cash-based and equity-based arrangements during the period are detailed in the sections below.

Annual incentive plan

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Cash-based	$4,428	$3,250	$11,362	$6,706
Equity-based	273	2,076	3,470	5,216
Total AIP expense	$4,701	$5,326	$14,832	$11,922

Cash-based AIP expense

For the six months ended June 30, 2022, the Company recognized $11,362 in cash-based AIP expense (2021 - $6,706), of which $10,794 relates to current-year entitlements, and the remainder relates to prior-year adjustments that were paid during 2022.

The following table summarizes the movement in the AIP liability:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Balance, beginning of period	$73	$631
AIP expense	11,362	15,922
Payments	(2,771)	(16,270)
Translation adjustment	129	(210)
Balance, end of period	$8,793	$73

Equity-based AIP expense

For the six months ended June 30, 2022, the Company recognized $3,470 in equity-based AIP expense (2021 - $5,216), of which $1,867 (2021 - $827) relates to current-year entitlements of performance share units (PSUs), deferred share units (DSUs), stock options and restricted shares. The remaining $1,603 (2021 - $4,389) relates to the amortization of PSUs, DSUs, stock options and restricted shares granted in prior years, along with the revaluation of PSUs at each reporting date as the total liability amount is dependent on the Company's share price.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Of the total equity-based AIP expense, the Company recognized $316 (2021 - $3,682) in cash-settled AIP expense related to PSUs and $3,154 (2021 - $1,534) in equity-settled AIP expense related to DSUs, stock options and restricted shares.

The following table summarizes the movement in the PSU liability:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Balance, beginning of period	$12,064	$6,489
PSU expense	316	10,321
Payments	(7,061)	(4,755)
Translation adjustment	(1)	9
Balance, end of period	$5,318	$12,064

Long-term incentive plan

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Cash-based	$4,091	$4,102	$7,924	$4,672
Equity-based	100	94	364	131
Total LTIP expense	$4,191	$4,196	$8,288	$4,803

Cash-based LTIP expense

For the six months ended June 30, 2022, the Company increased its accrual related to cash-component LTIP by $7,924 (2021 - increase of $4,672) as a result of an increase in expected future performance fees from Investment Vehicles that will be paid to management when cash is received from each investment over time.

The following table summarizes the movement in the LTIP liability:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Balance, beginning of period	$21,431	$11,688
LTIP expense	7,924	13,532
Payments	(4,238)	(3,775)
Translation adjustment	(228)	(14)
Balance, end of period	$24,889	$21,431

Equity-based LTIP expense

For the six months ended June 30, 2022, the Company recorded $364 in equity-based LTIP expense (2021 - $131), which relates to current-year entitlements as well as DSUs and stock options granted in prior years. LTIP expense related to income from THP1 US (a U.S. residential development investment) is paid in DSUs vesting in equal tranches over a three-year period commencing on the anniversary date of each grant, pursuant to the LTIP as amended on May 6, 2019. LTIP DSU awards prior to this LTIP amendment date vested equally over a five-year period commencing on the anniversary of each grant. Compensation expense related to the stock options is recognized on a graded vesting basis.

Stock option plan

For the six months ended June 30, 2022, the Company recorded a stock option expense of $97 (2021 - $125), comprised of $97 of AIP expense (2021 - $115) and no LTIP expense (2021 - $10).

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The following tables summarize the movement in the stock option plan during the six months ended June 30, 2022 and the year ended December 31, 2021.

	TSX		NYSE
For the six months ended June 30, 2022	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	1,985,563	$10.45	31,764	$14.67
Exercised	(8,334)	9.81	—	—
Ending balance - outstanding	1,977,229	$10.45	31,764	$14.67

	TSX		NYSE
For the year ended December 31, 2021	Number of options	Weighted average exercise price (CAD)	Number of options	Weighted average exercise price (USD)

Opening balance - outstanding	2,241,339	$10.34	—	$—
Granted	25,890	18.85	31,764	14.67
Exercised	(281,666)	10.37	—	—
Ending balance - outstanding	1,985,563	$10.45	31,764	$14.67

The following table summarizes the stock options outstanding as at June 30, 2022:

		June 30, 2022
Grant date	Expiration date	Options outstanding	Options exercisable	Exercise price of outstanding options (CAD)	Exercise price of outstanding options (USD)

November 14, 2016	November 14, 2023	550,000	550,000	$8.85	—
December 15, 2017	December 15, 2024	800,000	800,000	11.35	—
December 17, 2018	December 17, 2025	401,959	401,959	9.81	—
December 15, 2020	December 15, 2027	199,380	66,459	11.50	—
December 15, 2021	December 15, 2028	25,890	—	18.85	—
December 15, 2021	December 15, 2028	31,764	—	—	14.67
Total		2,008,993	1,818,418	$10.45	$14.67

AIP liability is recorded within amounts payable and accrued liabilities, and the equity component is included in the contributed surplus. The breakdown is presented below.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Amounts payable and accrued liabilities(1)	$14,111	$12,137
Equity - contributed surplus	15,983	13,332
Total AIP	$30,094	$25,469
(1) This balance includes outstanding PSU liability of $5,318 (2021 - $12,064) and cash-based AIP liability of $8,793 (2021 - $73).

LTIP liability and equity components are presented on the balance sheet as follows:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
LTIP - liability	$24,889	$21,431
Equity - contributed surplus	6,992	7,914
Total LTIP	$31,881	$29,345

21.    PERFORMANCE FEES LIABILITY

The actual amounts of performance fee revenue to be received and paid will depend on the cash realizations of Investment Vehicles and the performance of underlying investments. Recognizing such fee revenue is only

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

permitted when the receipt is highly probable such that a significant amount of the cumulative fee revenue will not reverse. Any corresponding payable to participating unitholders, however, must be recognized by the Company as an expense and a liability in the period in which the change in underlying investment valuation occurs, although the change in the liability is unrealized and is a non-cash expense.

The following table summarizes the movement in performance fees liability for the six months ended June 30, 2022 and the year ended December 31, 2021:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Balance, beginning of period	$48,358	$6,242
Contributions from equity holders	971	—
Performance fees expense	27,681	42,272
Payments	—	(196)
Translation adjustment	(109)	40
Balance, end of period	$76,901	$48,358

For the six months ended June 30, 2022, the Company recorded a total of $78,670 (2021 - $38,003) in connection with employment-related costs, including compensation expense (Note 20) and performance fees expense.

22.    SEGMENTED INFORMATION

Inter-segment revenues adjustments

Inter-segment revenues are determined under terms that approximate market value. For the six months ended June 30, 2022, the adjustment to external revenues when determining segmented revenues consists of property management revenues earned from consolidated entities totaling $51,968 (2021 - $29,364), development revenues earned from consolidated entities totaling $767 (2021 - $782) and asset management revenues earned from consolidated entities totaling $5,001 (2021 - $272), which were eliminated on consolidation to arrive at the Company’s consolidated revenues in accordance with IFRS.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the three months ended June 30, 2022	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$155,135	$—	$—	$—	$—	$155,135
Direct operating expenses	(50,739)	—	—	—	—	(50,739)
Net operating income from single-family rental properties	104,396	—	—	—	—	104,396

Revenue from private funds and advisory services	—	—	—	20,387	—	20,387

Income from equity-accounted investments in multi-family rental properties	—	18,905	—	—	—	18,905
Loss from equity-accounted investments in Canadian residential developments	—	—	(98)	—	—	(98)
Other income	—	—	372	—	—	372
Income from investments in U.S. residential developments	—	—	3,002	—	—	3,002
Compensation expense	—	—	—	—	(22,737)	(22,737)
Performance fees expense	—	—	—	—	(15,117)	(15,117)
General and administration expense	—	—	—	—	(13,905)	(13,905)
Transaction costs	—	—	—	—	(5,482)	(5,482)
Interest expense	—	—	—	—	(45,864)	(45,864)
Fair value gain on rental properties	—	—	—	—	395,835	395,835
Fair value gain on Canadian development properties	—	—	—	—	874	874
Fair value gain on derivative financial instruments and other liabilities	—	—	—	—	156,487	156,487
Amortization and depreciation expense	—	—	—	—	(3,584)	(3,584)
Realized and unrealized foreign exchange gain	—	—	—	—	100	100
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(112,003)	(112,003)
Income tax expense	—	—	—	—	(64,708)	(64,708)
Segment net income from continuing operations	$104,396	$18,905	$3,276	$20,387	$269,896	$416,860
Segment net loss from discontinued operations	—	—	—	—	—	—
Segment net income	$104,396	$18,905	$3,276	$20,387	$269,896	$416,860
(1) Financial information for each segment is presented on a consolidated basis.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

(in thousands of U.S. dollars)
For the six months ended June 30, 2022	Single-Family Rental(1)	Multi-Family Rental(1)	Residential Development (1)	Private Funds and Advisory(1)	Corporate(1)	Consolidated results

Revenue from single-family rental properties	$293,923	$—	$—	$—	$—	$293,923
Direct operating expenses	(96,254)	—	—	—	—	(96,254)
Net operating income from single-family rental properties	197,669	—	—	—	—	197,669

Revenue from private funds and advisory services	—	—	—	32,798	—	32,798

Income from equity-accounted investments in multi-family rental properties	—	35,942	—	—	—	35,942
Loss from equity-accounted investments in Canadian residential developments	—	—	(113)	—	—	(113)
Other income	—	—	668	—	2,753	3,421
Income from investments in U.S. residential developments	—	—	7,307	—	—	7,307
Compensation expense	—	—	—	—	(50,989)	(50,989)
Performance fees expense	—	—	—	—	(27,681)	(27,681)
General and administration expense	—	—	—	—	(26,780)	(26,780)
Transaction costs	—	—	—	—	(7,701)	(7,701)
Interest expense	—	—	—	—	(82,718)	(82,718)
Fair value gain on rental properties	—	—	—	—	695,407	695,407
Fair value gain on Canadian development properties	—	—	—	—	874	874
Fair value gain on derivative financial instruments and other liabilities	—	—	—	—	127,125	127,125
Amortization and depreciation expense	—	—	—	—	(6,991)	(6,991)
Realized and unrealized foreign exchange gain	—	—	—	—	39	39
Net change in fair value of limited partners’ interests in single-family rental business	—	—	—	—	(204,235)	(204,235)
Income tax expense	—	—	—	—	(113,057)	(113,057)
Segment net income from continuing operations	$197,669	$35,942	$7,862	$32,798	$306,046	$580,317
Segment net income from discontinued operations	—	—	—	—	—	—
Segment net income	$197,669	$35,942	$7,862	$32,798	$306,046	$580,317
(1) Financial information for each segment is presented on a consolidated basis.

23.    RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include subsidiaries, associates, joint ventures, structured entities, key management personnel, the Board of Directors (“Directors”), immediate family members of key management personnel and Directors, and entities which are directly or indirectly controlled by, jointly controlled by or significantly influenced by key management personnel, Directors or their close family members.

In the normal course of operations, the Company executes transactions on market terms with related parties that have been measured at the exchange value and are recognized in the consolidated financial statements, including, but not limited to: asset management fees, performance fees and incentive distributions; loans, interest and non-interest bearing deposits; purchase and sale agreements; capital commitments to Investment Vehicles; and development of residential real estate assets. In connection with the Investment Vehicles, the Company has unfunded capital commitments of $555,951 as at June 30, 2022. Transactions and balances between consolidated entities are fully eliminated upon consolidation. Transactions and balances with unconsolidated structured entities are disclosed in Note 14.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

Transactions with related parties

The following table lists the related party balances included within the condensed interim consolidated financial statements.

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Revenue from private funds and advisory services	$20,387	$13,113	$32,798	$22,043
Income from equity-accounted investments in multi-family rental properties	18,905	14,272	35,942	13,815
(Loss) income from equity-accounted investments in Canadian residential developments	(98)	27	(113)	24
Income from investments in U.S. residential developments	3,002	8,251	7,307	14,910
Performance fees expense	(15,117)	(981)	(27,681)	(1,711)
Net income recognized from related parties	$27,079	$34,682	$48,253	$49,081

Balances arising from transactions with related parties

The items set out below are included on various line items in the Company’s condensed interim consolidated financial statements.

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021

Receivables from related parties included in amounts receivable
Contractual fees and other receivables from investments managed	$9,541	$11,906
Employee relocation housing loan(1)	1,552	1,578
Loan receivables from portfolio investments	1,560	8,629
Annual incentive plan(2)	30,094	25,469
Long-term incentive plan(2)	31,881	29,345
Performance fees liability	76,901	48,358
Dividends payable	473	472
Other payables to related parties included in amounts payable and accrued liabilities	136	200
(1) The employee relocation housing loan is non-interest bearing for a term of ten years, maturing in 2028.
(2) Balances from compensation arrangements are due to employees deemed to be key management personnel of the Company.

The receivables are unsecured and non-interest bearing. There are no provisions recorded against receivables from related parties at June 30, 2022 (December 31, 2021 - nil).

24.    FINANCIAL RISK MANAGEMENT

The Company is exposed to the following risks as a result of holding financial instruments: market risk (i.e., interest rate risk, foreign currency risk and other price risk that may impact the fair value of financial instruments), credit risk and liquidity risk. The following is a description of these risks and how they are managed.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk includes the risk of changes in interest rates, foreign currency rates and changes in market prices due to other factors, such as changes in equity prices or credit spreads. The Company manages market risk from foreign currency assets and liabilities and the impact of changes in currency exchange rates and interest rates by funding assets with financial liabilities in the same currency and with similar interest rate characteristics, and by holding financial contracts such as interest rate derivatives to minimize residual exposures.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The sensitivities to market risks included below are based on a change in one factor while holding all other factors constant. In practice, this is unlikely to occur, and changes in some of the factors may be correlated - for example, changes in interest rates and changes in foreign currency rates.

Financial instruments held by the Company that are subject to market risk include other financial assets, borrowings and derivative instruments such as interest rate cap contracts.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The observable impacts on the fair values and future cash flows of financial instruments that can be directly attributable to interest rate risk include changes in the net income from financial instruments whose cash flows are determined with reference to floating interest rates and changes in the value of financial instruments whose cash flows are fixed in nature.

The Company’s assets largely consist of long-term interest-sensitive physical real estate assets. Accordingly, the Company’s financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt. These financial liabilities are recorded at their amortized cost. The Company also holds interest rate caps to limit its exposure to increases in interest rates on floating-rate debt and sometimes holds interest rate contracts to lock in fixed rates on anticipated future debt issuances and as an economic hedge against the changes in the value of long-term interest-sensitive physical real estate assets that have not been otherwise matched with fixed-rate debt. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. To limit its exposure to interest rate risk, the Company has a mixed portfolio of fixed-rate and variable-rate debt, with $3,218,265 in fixed-rate debt and $1,920,286 in variable-rate debt as at June 30, 2022. If interest rates had been 50 basis points higher or lower, with all other variables held constant, interest expense would have increased (decreased) by:

For the six months ended June 30	2022		2021
(in thousands of U.S. dollars)	50 bps increase	50 bps decrease	50 bps increase	50 bps decrease

Interest expense	$3,963	$(1,230)	$921	$(75)

Foreign currency risk

Changes in foreign currency rates will impact the carrying value of financial instruments denominated in currencies other than the U.S. dollar, which is the functional and presentation currency of the Company. The Company has exposure to monetary and non-monetary foreign currency risk due to the effects of changes in foreign exchange rates related to consolidated Canadian subsidiaries, equity-accounted investments, and cash and debt in Canadian dollars held at the corporate level. The Company manages foreign currency risk by raising equity in Canadian dollars and by matching its principal cash outflows to the currency in which the principal cash inflows are denominated.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The impact of a 1% increase or decrease in the Canadian dollar exchange rate would result in the following impacts to assets and liabilities:

For the six months ended June 30	2022		2021
(in thousands of U.S. dollars)	1% increase	1% decrease	1% increase	1% decrease

Assets
Equity-accounted investments in multi-family rental properties	$209	$(209)	$198	$(198)
Equity-accounted investments in Canadian residential developments	980	(980)	935	(935)
Canadian development properties	1,396	(1,396)	1,184	(1,184)
Investments in U.S. residential developments	3	(3)	3	(3)
	$2,588	$(2,588)	$2,320	$(2,320)

Liabilities
Debt	254	(254)	466	(466)
	$254	$(254)	$466	$(466)

Foreign exchange volatility is already embedded in the fair value of derivative financial instruments (Note 15), and therefore is excluded from the sensitivity calculations above.

Other price risk

Other price risk is the risk of variability in fair value due to movements in equity prices or other market prices such as commodity prices and credit spreads. The Company does not hold any financial instruments that are exposed to equity price risk including equity securities and equity derivatives.

Credit risk

Credit risk is the risk that one party to a financial instrument will cause financial loss for the other party by failing to discharge an obligation. The Company has no significant concentrations of credit risk and its exposure to credit risk arises primarily through loans and receivables which are due primarily from associates. At June 30, 2022, the Company’s exposure to credit risk arising from its investment in debt instruments was $1,560 (December 31, 2021 – $8,629). Through the equity portion of its investments, the Company is also indirectly exposed to credit risk arising on loans advanced by investees to individual real estate development projects.

Credit risk also arises from the possibility that residents may experience financial difficulty and be unable to fulfill their lease commitments. A provision for bad debt (or expected credit loss) is taken for all anticipated collectability risks. The Company also manages credit risk by performing resident underwriting due diligence during the leasing process. As at June 30, 2022, the Company had rent receivables of $3,602 (December 31, 2021 – $4,510), net of bad debt, which adequately reflects the Company's credit risk.

Liquidity risk

The real estate industry is highly capital intensive. Liquidity risk is the risk that the Company may have difficulty in meeting obligations associated with its financial liabilities as they fall due. Liquidity risk also includes the risk of not being able to liquidate assets in a timely manner at a reasonable price. The Company's liquidity risk management includes maintaining sufficient cash on hand and the availability of funding through an adequate amount of committed credit facilities, as well as performing periodic cash flow forecasts to ensure the Company has sufficient cash to meet operational and financing costs. The Company's primary source of liquidity consists of cash and other financial assets, net of deposits and other associated liabilities, and undrawn available credit facilities. Cash flow generated from operating the rental property portfolio represents the primary source of liquidity used to service the interest on the property-level debt and fund direct property operating expenses, as well as reinvest in the portfolio through capital expenditures.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The Company is subject to the risks associated with debt financing, including the ability to refinance indebtedness at maturity. The Company believes these risks are mitigated through the use of long-term debt secured by high-quality assets, by maintaining certain debt levels that are set by management, and by staggering maturities over an extended period.

The following tables present the contractual maturities of the Company’s financial liabilities at June 30, 2022 and December 31, 2021, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at June 30, 2022	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$230,117	$1,096,932	$2,849,214	$962,288	$5,138,551
Other liabilities	—	9,479	8,889	19,166	37,534
Limited partners' interests in single-family rental business	—	—	769,361	715,041	1,484,402
Derivative financial instruments	—	—	—	103,481	103,481
Due to Affiliate	—	—	—	295,325	295,325
Amounts payable and accrued liabilities	130,121	—	—	—	130,121
Resident security deposits	65,330	—	—	—	65,330
Dividends payable	15,872	—	—	—	15,872
Total	$441,440	$1,106,411	$3,627,464	$2,095,301	$7,270,616
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

(in thousands of U.S. dollars)
As at December 31, 2021	Due on demand and within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Liabilities
Debt(1)	$254,805	$822,163	$2,439,432	$438,251	$3,954,651
Other liabilities	—	8,538	7,863	18,347	34,748
Limited partners' interests in single-family rental business	—	—	600,572	346,880	947,452
Derivative financial instruments	—	—	—	230,305	230,305
Due to Affiliate	—	—	—	300,000	300,000
Amounts payable and accrued liabilities	102,954	—	—	—	102,954
Resident security deposits	56,785	—	—	—	56,785
Dividends payable	15,821	—	—	—	15,821
Total	$430,365	$830,701	$3,047,867	$1,333,783	$5,642,716
(1) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

The future repayments of principal and interest on financial liabilities are as follows, excluding remaining unamortized deferred financing fees and debt discount:

(in thousands of U.S. dollars)
As at June 30, 2022	Within the year	From 1 to 2 years	From 3 to 4 years	From 5 years and later	Total
Principal
Debt(1),(2)	$230,117	$1,096,932	$2,849,214	$962,288	$5,138,551
Due to Affiliate	—	—	—	295,325	295,325
Interest
Debt(1)	138,137	286,801	106,050	3,684	534,672
Due to Affiliate(3)	8,491	33,962	33,962	138,146	214,561
Total	$376,745	$1,417,695	$2,989,226	$1,399,443	$6,183,109
(1) Certain mortgages' principal and interest repayments were translated to U.S. dollars at the period-end exchange rate.
(2) The contractual maturities reflect the maturity dates after all extensions have been exercised. The Company intends to exercise the extension options available on all loans.
(3) Reflects the contractual maturity date of September 3, 2032.

The details of the net liabilities are shown below:

(in thousands of U.S. dollars)	June 30, 2022	December 31, 2021
Cash	$146,463	$176,894
Amounts receivable	17,600	41,582
Prepaid expenses and deposits	45,549	32,946
Assets held for sale	8,741	—
Current assets	218,353	251,422

Amounts payable and accrued liabilities	130,121	102,954
Resident security deposits	65,330	56,785
Dividends payable	15,872	15,821
Current portion of long-term debt	345,323	254,805
Current liabilities	556,646	430,365

Net current liabilities	$(338,293)	$(178,943)

During the six months ended June 30, 2022, the change in the Company’s liquidity resulted in a working capital deficit of $338,293 (December 31, 2021 - deficit of $178,943). The working capital deficit is primarily due to a term loan with an outstanding balance of $218,208 which is coming due in October 2022, for which the Company is currently in the process of extending the maturity date. The Company has determined that its current financial obligations and working capital deficit are adequately funded from the available borrowing capacity and from operating cash flows. In addition, the Company has set aside cash in separate bank accounts, presented as non-current restricted cash on the consolidated balance sheets, to settle its obligations for resident security deposits.

As of June 30, 2022, the outstanding amount under the corporate credit facility was $129,000 (December 31, 2021 - nil) and $371,000 (December 31, 2021 - $500,000) of the corporate credit facility remained available to the Company. During the six months ended June 30, 2022, the Company received distributions of $38,474 (2021 - $30,088) from its investments.

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

25.    SUPPLEMENTARY CASH FLOW DETAILS

The details of the adjustments for non-cash items from continuing operations presented in operating activities of the cash flow statement are shown below:

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Fair value gain on rental properties (Note 4)	$(395,835)	$(254,312)	$(695,407)	$(366,614)
Fair value gain on Canadian development properties (Note 7)	(874)	—	(874)	—
Fair value (gain) loss on derivative financial instruments and other liabilities (Note 15)	(156,487)	41,475	(127,125)	78,647
Income from investments in U.S. residential developments (Note 8)	(3,002)	(8,251)	(7,307)	(14,910)
Income from equity-accounted investments in multi-family rental properties (Note 5)	(18,905)	(14,272)	(35,942)	(13,815)
Loss (income) from equity-accounted investments in Canadian residential developments (Note 6)	98	(27)	113	(24)
Amortization and depreciation expense	3,584	2,849	6,991	5,499
Deferred income taxes (Note 10)	63,604	47,104	111,491	114,231
Net change in fair value of limited partners’ interests in single-family rental business	112,003	49,246	204,235	75,387
Amortization of debt discount and financing costs (Note 16)	4,315	4,129	8,081	8,043
Interest on lease obligation (Note 16)	288	247	564	346
Long-term incentive plan (Note 20)	4,191	4,196	8,288	4,803
Annual incentive plan (Note 20)	4,701	5,326	14,832	11,922
Performance fees expense (Note 21)	15,117	981	27,681	1,711
Unrealized foreign exchange gain	(2,845)	(4,914)	(4,484)	(4,796)
Adjustments for non-cash items from continuing operations	$(370,047)	$(126,223)	$(488,863)	$(99,570)

The following table presents the changes in non-cash working capital items from continuing operations for the periods ended June 30, 2022 and June 30, 2021.

	For the three months ended June 30		For the six months ended June 30
(in thousands of U.S. dollars)	2022	2021	2022	2021

Amounts receivable(1)	$3,502	$11,061	$2,391	$(4,149)
Prepaid expenses and deposits	(1,714)	2,703	(12,603)	(1,379)
Resident security deposits	4,013	1,480	8,545	3,257
Amounts payable and accrued liabilities(1)	35,658	22,199	40,017	1
Deduct non-cash working capital items from discontinued operations	—	(13,958)	—	(29,385)
Changes in non-cash working capital items from continuing operations	$41,459	$23,485	$38,350	$(31,655)
(1) The movement in non-cash working capital for the three and six months ended June 30, 2022, excludes $21,591 of assets and $12,850 of liabilities classified as held for sale as of June 30, 2022 (Note 3).

26.    SUBSEQUENT EVENTS

SFR securitization transaction

On July 7, 2022, SFR JV-2 closed a new securitization transaction involving the issuance and sale of five classes of fixed-rate pass-through certificates with a face amount of approximately $350,000, a weighted average fixed-rate coupon of 5.47% (including servicing fees) and a term to maturity of six years, secured indirectly by a pool of 1,684

Notes to the Condensed Interim Consolidated Financial Statements For the three and six months ended June 30, 2022 (in thousands of U.S. dollars, except per share amounts and percentage amounts)

single-family rental homes. The transaction proceeds were primarily used to pay down existing short-term SFR JV-2 debt.

Quarterly dividend

On August 9, 2022, the Board of Directors of the Company declared a dividend of $0.058 per common share in U.S. dollars payable on or after October 15, 2022 to shareholders of record on September 30, 2022.

7 St. Thomas Street, Suite 801 Toronto, Ontario M5S 2B7
T 416-925-7228 F 416-925-7964 www.triconresidential.com